Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2021

Financial Highlights

For the three months ended September 30, 2021, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $66.6 million, operating income of $21.1 million and net income of $13.5 million.

•	Generated Adjusted EBITDA of $47.2 million (1)

•	Generated distributable cash flow of $18.6 million (1)

•	Reported a distribution coverage ratio of 1.03 (2)

•	Reported $121.6 million in available liquidity, which included cash and cash equivalents of $66.6 million at September 30, 2021 (compared to $101.6 million of available liquidity and $51.6 million of cash and cash equivalents at June 30, 2021)

Other Partnership Highlights and Events

•	Fleet operated with 91.9% utilization for scheduled operations.

•

On August 26, 2021, the Partnership entered into a sales agreement with B. Riley Securities, Inc. (the “Agent”). Under the terms of the ‘at the market’ sales agreement, the Partnership may offer and sell up to $100 million of common units (the “ATM program”), from time to time, through the Agent. The Partnership intends to use the net proceeds of any sales of offered units for general partnership purposes, which may include, among other things, the repayment of indebtedness or the funding of acquisitions or other capital expenditures.

•

On September 7, 2021, the Partnership entered into an exchange agreement with its sponsor, Knutsen NYK Offshore Tankers AS (“Knutsen NYK”), and its general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”).

•

On September 13, 2021 the Partnership’s subsidiaries that own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, closed the previously announced, new $345 million senior secured credit facility to refinance their existing term loans.

•	On September 15, 2021, the Windsor Knutsen commenced on a one-year time charter contract with PetroChina with charterer’s options to extend the charter by one one-year period and then one six-month period.

•	On November 10, 2021, the Partnership paid a quarterly cash distribution of $0.52 per common and Class B unit with respect to the quarter ended September 30, 2021 to all common and Class B unitholders of record on October 28, 2021. On November 10, 2021, the Partnership paid a cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to the quarter ended September 30, 2021 in an aggregate amount equal to $1.7 million.

Gary Chapman, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, commented, “Even as the Partnership had multiple vessels experiencing temporary off-hire or transitioning into new contracts during the third quarter, the strong diversification of our charter portfolio and the high utilization of the rest of our fleet ensured that we maintained coverage for our quarterly distribution, which remains our top priority. In addition to fixing the Windsor Knutsen to a new one-year charter with PetroChina during the quarter, we also took an important step forward by agreeing to the cash-flow-neutral elimination of our IDRs, ensuring an even clearer alignment of interest between us and our sponsor. In the near term, we are focused on securing employment for those shuttle tankers with availability in upcoming quarters and we are in discussions with customers regarding a number of opportunities. As we look forward beyond 2022, with significant capex being committed by our customers to develop additional offshore deep-water assets particularly in Brazil, our main market, we remain confident in the growth prospects for the shuttle tanker market and in our ability to maintain our leadership position in that market for the benefit of our unitholders.”

(1)   EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)  Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

1

Financial Results Overview

Total revenues were $66.6 million for the three months ended September 30, 2021 (the “third quarter”), compared to $70.9 million for the three months ended June 30, 2021 (the “second quarter”). The decrease was mainly due the lower utilization of Windsor Knutsen while idling/waiting to commence on the time charter contract with PetroChina and off hire of Tordis Knutsen due to a technical fault on its azimuth thruster causing the vessel to be off-hire for 37 days.

Vessel operating expenses for the third quarter of 2021 were $17.7 million, an increase of $0.3 million from $17.4 million in the second quarter of 2021. The increase is mainly related to increased costs for the Windsor Knutsen in connection with starting up ordinary operations in the third quarter compared to the vessel’s offhire in the second quarter.

Depreciation was $26.1 million for the third quarter, an increase of $2.3 million from $23.8 million in the second quarter. The increase is mainly related to the change by the Partnership of the useful life estimate of each of the vessels in its fleet from 25 years to 23 years due to prevailing longer-term market trends. This change will increase the non-cash accounting depreciation charge in all future quarters starting July 1, 2021. The increase in depreciation was offset by reduced depreciation for the Windsor Knutsen as a result of the impairment of the vessel in the second quarter.

General and administrative expenses increased $0.2 million from $1.5 million in the second quarter to $1.7 million in the third quarter due to increased legal and administration fees in connection with the IDR Exchange.

Operating income for the third quarter was $21.1 million, compared to operating loss of $1.2 million in the second quarter. The increase in operating income in the third quarter was mainly due to the absence of a write-down in the quarter compared to the $29.4 million write-down in the second quarter related to the Windsor Knutsen.

Interest expense for the third quarter was $7.2 million, an increase of $0.4 million from $6.8 million for the second quarter. The increase was mainly due to higher amortization costs for the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen in connection with the $345 million refinancing and the expensing of certain amortization costs related to the vessels’ previous financing.

Realized and unrealized gain on derivative instruments was $0.1 million in the third quarter, compared to a loss of $2.3 million in the second quarter. The unrealized non-cash element of the mark-to-market gain was $2.0 million for the third quarter of 2021, compared to a loss of $0.2 million for the second quarter of 2021. All of the unrealized gain for the third quarter of 2021 is related to a mark-to-market gain on interest rate swaps.

As a result, net income for the third quarter of 2021 was $13.5 million compared to a net loss of $10.9 million for the second quarter of 2021.

Net income for the third quarter of 2021 decreased by $11.6 million to $13.5 million from a net income of $25.1 million for the three months ended September 30, 2020. Operating income for the third quarter decreased by $9.8 million to an operating income of $21.1 million, compared to operating income of $30.9 million in the third quarter of 2020, mainly due and lower utilization of the fleet due to offhire and lack of voyages and increased depreciation costs for the fleet related to the Partnership change of the useful life estimate of the vessels from 25 years to 23 years. This decrease was partially offset by the inclusion of the Tove Knutsen in results of operations from December 31, 2020. Total finance expense for the third quarter increased by $1.7 million to $7.5 million, compared to finance expense of $5.8 million for the third quarter of 2020. The increase in finance expense was mainly due to increased interest expense for the Raquel Knutsen in connection with the sale and leaseback transaction, as a result of which both the financial obligation and interest rate increased, and increased amortization costs for the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen in connection with the $345 million refinancing and the expensing of certain amortization costs related to the vessels’ previous financing.

Distributable cash flow was $18.6 million for the third quarter of 2021, compared to $24.0 million for the second quarter of 2021. The decrease in distributable cash flow was mainly due to lower utilization for the fleet due to several offhires and higher operating and administration costs for the fleet during the third quarter compared to the second quarter. This was offset by one extra operational day in the third quarter and increased contributions from the Bodil Knutsen and the Tove Knutsen which had some days of offhire in the previous quarter. The distribution declared for the third quarter was $0.52 per common and Class B unit, equivalent to an annualized distribution of $2.08.

2

COVID-19

The outbreak of the coronavirus (“COVID-19”) continues to negatively affect global economic activity, however the Partnership has to date avoided any serious or sustained operational impacts, and there have been no effects on the Partnership’s contractual position. Progress in vaccinations and signs of global economic recovery continue to cautiously increase optimism.

The Partnership’s focus remains on ensuring the health and safety of its employees and crew onboard while providing safe and reliable operations for its customers, and a large number of practical steps and changes have been made and taken towards this aim. While full or partial crew changes on all of the Partnership’s vessels have been continuing, the situation remains challenging for the maritime industry as a whole owing to travel restrictions and quarantine regulations.

The COVID-19 situation is dynamic and costs related to maritime personnel and vessel operational logistics, including repairs and maintenance, remain challenging. The Partnership is continuously monitoring the situation to address any changes related to the health, safety and wellbeing of personnel, or to government restrictions and other matters potentially affecting operations.

Other than 17 days of off-hire incurred as a result of a COVID-19 outbreak on the Vigdis Knutsen in July 2021 which was quickly contained with no serious ill-health caused to any persons affected, the Partnership has not had any material service interruptions on its time-chartered vessels as a result of COVID-19.

However, the potential impact of COVID-19 on the Partnership’s business, financial condition and results of operating remains uncertain, although large scale distribution of vaccines seems likely to mitigate some of these uncertainties into the future. It remains too early to definitively judge the speed, scale and overall effect of vaccination efforts.

The closure of, or restricted access to, ports and terminals and passenger air travel in regions affected by the virus may lead to further operational impacts that could result in higher costs. It is possible that a further outbreak onboard a time-chartered vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue. Any outbreak of COVID-19 on board one of the Partnership’s time-chartered vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfill the Partnership’s obligations under its time charter contracts, which in turn could result in off-hire or claims for the impacted period.

Announced delays in new capital expenditure by many oil majors in 2020 have had a negative impact on the demand for shuttle tankers and, given the uncertainty around the continuation of the COVID-19 situation, this dampened demand could persist. This has affected the timing and number of new, offshore projects and overall oil production profiles in the short-term, which has impacted the demand and pricing for shuttle tankers. If this situation persists the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next one to two years. Notwithstanding these challenges, the Partnership remains confident in the mid to long term growth opportunities for the shuttle tanker market and that once economic activity begins to regain traction towards pre-COVID-19 levels the Partnership will be well-placed to capture new opportunities, particularly given an absence of speculative vessel ordering in the shuttle tanker sector.

Although the Partnership is exposed to credit risk associated with individual charterers, the Partnership believes that its charter contracts, all with subsidiaries of national oil companies and oil majors, largely insulate the Partnership from this risk. In particular, charter hire is payable in advance and the services the Partnership performs are of a critical nature for the Partnership’s customers. Notwithstanding, any extended period of non-payment or idle time between charters could adversely affect the Partnership’s future liquidity, results of operations and cash flows. The Partnership has not so far experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts and the Partnership has not provided concessions or made changes to the terms of payment for customers.

Operational Review

The Partnership’s vessels operated throughout the third quarter of 2021 with 91.9% utilization for scheduled operations.

During July 2021, the Vigdis Knutsen went off-hire for 17 days due to an outbreak of COVID-19 on board the vessel which was quickly contained with no serious ill-health caused to any persons affected. The vessel went back into operation on July 31, 2021.

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On July 19, 2021, the Tordis Knutsen developed a technical fault on its azimuth thruster and the vessel went off-hire. The vessel was repaired and returned to service after 37 days. The Partnership does not expect to collect loss of hire or hull & machinery insurance payments in this instance.

After successfully completing the repairs on the Windsor Knutsen in June 2021 and subsequently performing a limited number of voyages as charterer’s acceptance testing, on September 15, 2021, the Windsor Knutsen commenced on a one-year time charter contract with PetroChina with charterer’s options to extend the charter by one one-year period and then one six-month period. The vessel is expected to operate in Brazil during this time.

In November 2021 the Bodil Knutsen completed the installation of the majority of the volatile organic compound emissions (“VOC”) recovery plant onboard the vessel and the vessel went back onhire on November 8, 2021. Further testing and setup work is now required before the system can be brought into use, which is expected to be completed by the end of December 2021. Although the Partnership is initially funding the installation, loss of hire (at a reduced rate) during the installation and costs related to the installation of the VOC recovery plant on the Bodil Knutsen, are recoverable by the Partnership up to an agreed budget, with interest, from the VOC Industry Co-operation Norwegian Sector (“VOCIC Norway”) over a seven-year period. Costs in excess of the agreed budget will be shared on a fifty/fifty basis. The installation of the VOC recovery plant is expected to cost less than $5 million but will significantly improve the operational attractiveness of the vessel in the North Sea and Norwegian sectors going forward as well as virtually eliminate the non-methane VOC released into the atmosphere arising from the vessel’s cargo. A separate agreement is also in place that allows the Partnership to recover costs from VOCIC Norway related to the ongoing operation of the VOC plant onboard the vessel.

The Bodil Knutsen is currently operating under a rolling charter contract with the sponsor, Knutsen NYK, which currently expires in December 2021. An extension has been agreed for a further three months on the same commercial terms, with three further one-month extensions at the charterer’s option, therefore potentially taking the vessel’s fixed employment to June 2022. The Partnership is still seeking long-term employment for the vessel and the time charter with Knutsen NYK can be terminated early should such a long-term employment opportunity arise.

Financing and Liquidity

As of September 30, 2021, the Partnership had $121.6 million in available liquidity, which consisted of cash and cash equivalents of $66.6 million and $55.0 million of capacity under its existing revolving credit facilities. The revolving credit facilities mature between August 2023 and November 2023. The Partnership’s total interest-bearing obligations outstanding as of September 30, 2021 was $1,000.7 million ($992.6 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the third quarter of 2021 was approximately 2.06% over LIBOR.

As of September 30, 2021, the Partnership had entered into various interest rate swap agreements for a total notional amount of $469.3 million to hedge against the interest rate risks of its variable rate borrowings. As of September 30, 2021, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.87% under its interest rate swap agreements, which have an average maturity of approximately 3.5 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of September 30, 2021, the Partnership’s net exposure to floating interest rate fluctuations was approximately $374.4 million based on total interest-bearing contractual obligations of $1,000.7 million, less the Raquel Knutsen sale & leaseback facility of $90.4 million, less interest rate swaps of $469.3 million and less cash and cash equivalents of $66.6 million. The Partnership’s outstanding interest-bearing contractual obligations of $1,000.7 million as of September 30, 2021 are repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2021	$1,228	$24,899	$—	$26,127
2022	4,960	85,996	—	90,956
2023	5,177	79,768	225,906	310,851
2024	5,418	38,107	123,393	166,918
2025	5,640	28,372	65,506	99,518
2026 and thereafter	68,010	18,822	219,521	306,353
Total	$90,433	$275,964	$634,326	$1,000,723

4

ATM Program

On August 26, 2021, the Partnership entered into a sales agreement with B. Riley Securities, Inc., as the Agent. Under the terms of the at the market sales agreement, the Partnership may offer and sell up to $100 million of common units from time to time through the Agent.

From the commencement of the ATM program to November 3, 2021, the Partnership sold 41,940 common units under the program at an average gross sales price of $20.06 per unit and received net proceeds, after sales commissions, of $0.83 million. The Partnership paid an aggregate of $0.01 million in sales commissions to the Agent in connection with such sales.

Refinancing

On September 13, 2021 the Partnership’s subsidiaries that own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen closed the previously announced refinancing of their existing bank debt by entering a new $345 million long-term senior secured credit facility. The credit facility is repayable in 20 consecutive quarterly installments, with a balloon payment of $220 million due at maturity in September 2026. The credit facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.05%. The credit facility is guaranteed by the Partnership and secured by mortgages on the vessels. The senior secured credit facilities will refinance the previously existing term loans related to these vessels which were due to mature between November 2021 and July 2022.

Distributions

On November 10, 2021, the Partnership paid a quarterly cash distribution of $0.52 per common unit and Class B unit with respect to the quarter ended September 30, 2021 to all common and Class B unitholders of record on October 28, 2021. On November 10, 2021, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended September 30, 2021 in an aggregate amount equal to $1.7 million.

IDR Elimination

On September 7, 2021, the Partnership entered into an exchange agreement with its general partner and Knutsen NYK whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. The IDR Exchange closed on September 10, 2021. The Class B Units are a new class of limited partner interests which will not be entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders. At the current quarterly common unit distribution level of $0.52, the total combined quarterly distribution for the newly issued common units and Class B Units is equivalent to the quarterly distribution to the IDRs prior to the IDR Exchange.

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. After the payment of the Partnership’s quarterly cash distribution on November 10, 2021 with respect to the third quarter, 84,135 of the Class B Units converted to common units on a one-to-one basis.

Following the IDR Exchange, and on a Class B Unit fully-converted basis, Knutsen NYK will beneficially own 10,004,028 common units, which would represent approximately 29.2% of the Partnership’s outstanding common units.

Assets Owned by Knutsen NYK

In October 2020, Knutsen NYK took delivery of Tove Knutsen’s sister vessel, Synnøve Knutsen, which has been operating under a short-term contract with Petrobras in Brazil. The vessel is expected to commence on a 5-year time charter contract with Equinor in December 2021. Equinor has the option to extend the Synnnøve Knutsen charter for up to a further 15 years.

5

In February 2021, Tuva Knutsen, was delivered to Knutsen NYK from the yard and commenced on a 5-year time charter contract with a wholly owned subsidiary of the French oil major Total SE. Total has options to extend the charter for up to a further 10 years.

In November 2021, Live Knutsen, was delivered to Knutsen NYK from the yard in China and will commence on a 5-year time charter contract with Galp Sinopec for operation in Brazil.

Knutsen NYK has three additional newbuildings under construction, all of which are under contract for long-term charter on delivery.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

Outlook

The Partnership’s earnings for the fourth quarter of 2021 will be affected by the planned 5-year special survey dry docking of the Tordis Knutsen which will be off-hire from mid-December 2021 for the start of its mobilization trip to Europe where the vessel will undergo the dry docking. The work is expected to take approximately 60 days to complete, including mobilization time to and from Brazil.

As of September 30, 2021, the Partnership’s fleet of seventeen vessels had an average age of 7.8 years and had charters with an average remaining fixed duration of 2.1 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 2.7 years on average. As of September 30, 2021, the Partnership had $592 million of remaining contracted forward revenue, excluding options.

Except for the Tordis Knutsen (for its planned scheduled drydock in the fourth quarter), the Partnership’s entire fleet is fully contracted for the remainder of 2021 and therefore the Partnership expects its distribution coverage ratio to remain strong for the fourth quarter.

Shuttle tanker demand continues to reflect the delays to offshore project development timelines following from the dramatic capex reductions instituted by offshore oil producers during the early days of the COVID-19 pandemic. Despite the resumption of offshore development activity in response to the strong recovery in oil demand, the lag effect introduced by the delay in capex deployment continues to have an impact on the shuttle tanker charter market.

Low vessel newbuilding prices which existed throughout 2019, 2020 and into 2021 have also impacted the competitiveness of the Partnership’s fleet during charter renewal discussions, relative to the ordering of newbuildings. However, vessel newbuilding prices have increased significantly over the previous six months and a number of older shuttle tankers have been retired, in particular in the North Sea. While there remains softness in short-term demand for shuttle tankers, and the Partnership expects this could continue through at least some portion of 2022, several opportunities are being discussed with customers and the Partnership remains optimistic that it can secure profitable charters for its vessels in the intervening periods, such as the charter recently agreed for the Windsor Knutsen with PetroChina. Due to the niche nature of the shuttle tanker market, the integral role that shuttle tankers play in customers’ supply chains and the absence of speculative ordering (meaning that the vast majority of the global fleet are not ‘in the market’), the Partnership believes that there are several potential drivers for a material strengthening in the near-to-mid-term market environment.

The Board continues to expect significant mid to long-term expansion of deep and ultra-deep water offshore oil production in areas such as Pre-salt Brazil, the North Sea and the Barents Sea that will drive demand for existing and for newbuild shuttle tankers. Such production areas have supportive project economics and competitive marginal oil production costs and today there are significant orders of contracted FPSO’s to support the premise that projects will go ahead. Our customers’ publicly stated commitment to focusing on such deep-water production strategies also supports the Board’s view that shuttle tanker demand growth is projected to outpace net shuttle tanker supply growth during this decade. As such, the Board remains very positive with respect to the mid-to-long-term outlook for the shuttle tanker market and remains of the view that any near-to-mid-term market softness is largely transitory in nature.

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About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of the North Sea and Brazil.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on Thursday, November 18, 2021 at 11 AM (Eastern Time) to discuss the results for the third quarter of 2021, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-844-200-6205 from the US, dialing 1-833-950-0062 from Canada or 1-929-526-1599 if outside North America (please ask to be joined into the KNOT Offshore Partners LP call).

•	By accessing the webcast on the Partnership’s website: www.knotoffshorepartners.com.

November 17, 2021

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

Gary Chapman (by telephone +44 1224 618 420, or via email at ir@knotoffshorepartners.com)

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Time charter and bareboat revenues	$66,559	$66,513	$71,241	$198,670	$208,717
Loss of hire insurance recoveries	17	4,397	—	10,296	—
Other income (1)	3	27	39	31	646
Total revenues	66,579	70,937	71,280	208,997	209,363
Vessel operating expenses	17,659	17,394	16,694	53,613	45,440
Depreciation	26,070	23,831	22,453	73,585	67,277
Write-down (2)	—	29,421	—	29,421	—
General and administrative expenses	1,716	1,492	1,258	4,829	3,982
Total operating expenses	45,445	72,138	40,405	161,448	116,699
Operating income (loss)	21,134	(1,201)	30,875	47,549	92,664
Finance income (expense):
Interest income	2	—	—	2	121
Interest expense	(7,243)	(6,804)	(6,558)	(21,419)	(25,532)
Other finance expense	(265)	(250)	(195)	(674)	(502)
Realized and unrealized gain (loss) on derivative instruments (3)	69	(2,265)	858	5,815	(25,924)
Net gain (loss) on foreign currency transactions	(61)	(144)	97	(157)	(200)
Total finance income (expense)	(7,498)	(9,463)	(5,798)	(16,433)	(52,037)
Income (loss) before income taxes	13,636	(10,664)	25,077	31,116	40,627
Income tax benefit (expense)	(109)	(261)	(1)	(373)	(7)
Net income (loss)	13,527	(10,925)	25,076	30,743	40,620
Weighted average units outstanding (in thousands of units):
Common units	33,056	32,782	32,694	32,845	32,694
Class B units (4)	146	—	—	49	—
General Partner units	621	615	615	617	615

(1)	Other income for the nine months ended September 30, 2020 is mainly related to cargo carried from Brazil to Europe on the drydocking voyage for the Raquel Knutsen scheduled drydocking. As a result, the Partnership received $0.6 million for this extra voyage and the additional revenue has been classified as other income.

(2)	The carrying value of the Windsor Knutsen was written down to its estimated fair value as of June 30, 2021.

(3)

Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Realized gain (loss):
Interest rate swap contracts	$(1,897)	$(2,087)	$(1,521)	$(7,893)	$(1,509)
Foreign exchange forward contracts	—	—	—	—	(109)
Total realized gain (loss):	(1,897)	(2,087)	(1,521)	(7,893)	(1,618)
Unrealized gain (loss):
Interest rate swap contracts	1,966	(178)	2,379	13,708	(24,059)
Foreign exchange forward contracts	—	—	—	—	(247)
Total unrealized gain (loss):	1,966	(178)	2,379	13,708	(24,306)
Total realized and unrealized gain (loss) on derivative instruments:	$69	$(2,265)	$858	$5,815	$(25,924)

(4)

On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled.

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UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At September 30, 2021	At December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$66,605	$52,583
Amounts due from related parties	2,112	5,726
Inventories	2,358	2,652
Other current assets	11,682	5,511
Total current assets	82,757	66,472

Long-term assets:
Vessels, net of accumulated depreciation	1,616,323	1,708,786
Right-of-use assets	2,902	1,490
Intangible assets, net	227	681
Derivative assets	251	—
Accrued income	1,806	2,867
Total Long-term assets	1,621,509	1,713,824
Total assets	$1,704,266	$1,780,296

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$4,318	$3,848
Accrued expenses	5,474	5,380
Current portion of long-term debt	88,491	184,188
Current lease liabilities	645	652
Current portion of derivative liabilities	9,718	10,695
Income taxes payable	376	86
Current portion of contract liabilities	1,518	1,518
Prepaid charter	6,891	5,424
Amount due to related parties	2,999	2,140
Total current liabilities	120,430	213,931

Long-term liabilities:
Long-term debt	904,158	846,157
Lease liabilities	2,257	838
Derivative liabilities	6,879	19,358
Contract liabilities	1,030	2,168
Deferred tax liabilities	287	295
Total long-term liabilities	914,611	868,816
Total liabilities	1,035,041	1,082,747
Commitments and contingencies
Series A Convertible Preferred Units (1)	84,308	89,264
Equity:
Partners’ capital:
Common unitholders	563,699	597,390
Class B unitholders (2)	10,786	—
General partner interest	10,432	10,895
Total partners’ capital	584,917	608,285
Total liabilities and equity	$1,704,266	$1,780,296

(1)	On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Convertible Preferred Units, sold 208,333 of its Series A Preferred Units to Knutsen NYK and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

(2)

On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital
(U.S. Dollars in thousands)	Common Units	Class B Units	General Partner Units	Accumulated Other Comprehensive Income (Loss)	Total Partners' Capital	Series A Convertible Preferred Units
Three Months Ended September 30, 2020 and 2021
Consolidated balance at June 30, 2020	$587,562	$—	$10,710	$—	$598,272	$89,264
Net income	22,847	—	429	—	23,276	1,800
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17,701)	—	(333)	—	(18,034)	(1,800)
Consolidated balance at September 30, 2020	$592,708	$—	$10,806	$—	$603,514	$89,264

Consolidated balance at June 30, 2021 (1)	$580,307	$—	$10,482	$—	$590,789	$84,308
Net income	11,288	323	216	—	11,827	1,700
IDR Exchange (2)	(10,079)	10,463	(384)	—	—	—
Net proceeds from issuance of General Partner units	—	—	451	—	451	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17,817)	—	(333)	—	(18,150)	(1,700)
Consolidated balance at September 30, 2021	$563,699	$10,786	$10,432	$—	$584,917	$84,308

Nine Months Ended September 30, 2020 and 2021
Consolidated balance at December 31, 2019	$611,241	$—	$11,155	$—	$622,396	$89,264
Net income	34,570	—	650	—	35,220	5,400
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(53,103)	—	(999)	—	(54,102)	(5,400)
Consolidated balance at September 30, 2020	$592,708	$—	$10,806	$—	$603,514	$89,264

Consolidated balance at December 31, 2020	$597,390	$—	$10,895	$—	$608,285	$89,264
Net income	24,751	323	469	—	25,543	5,200
Conversion of preferred units to common units (3)	4,856	—	—	—	4,856	(4,856)
IDR Exchange (2)	(10,079)	10,463	(384)	—	—	—
Net proceeds from issuance of General Partner units	—	—	451	—	451	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(53,219)	—	(999)	—	(54,218)	(5,300)
Consolidated balance at September 30, 2021	$563,699	10,786	$10,432	$—	$584,917	$84,308

(1)	For the three months ended June 30, 2021, a net income of $59,000 has been reclassified from Series A Preferred units to common units.

(2)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”).

(3)	On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Convertible Preferred Units, sold 208,333 of its Series A Preferred Units to Knutsen NYK and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

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UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months Ended September 30,
(U.S. Dollars in thousands)	2021	2020
OPERATING ACTIVITIES
Net income	$30,743	$40,620
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	73,585	67,277
Write-down	29,421	—
Amortization of contract intangibles / liabilities	(684)	(684)
Amortization of deferred debt issuance cost	2,895	1,886
Drydocking expenditure	(3,652)	(2,710)
Income tax expense	373	7
Income taxes paid	(83)	(88)
Interest expenses	18,524	23,646
Interest paid	(19,124)	(25,530)
Unrealized (gain) loss on derivative instruments	(13,708)	24,306
Unrealized (gain) loss on foreign currency transactions	15	(216)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	3,614	749
Decrease (increase) in inventories	295	226
Decrease (increase) in other current assets	(6,173)	(1,086)
Decrease (increase) in accrued revenue	1,060	829
Increase (decrease) in trade accounts payable	527	322
Increase (decrease) in accrued expenses	694	(552)
Increase (decrease) prepaid charter	1,469	(1,628)
Increase (decrease) in amounts due to related parties	858	461
Net cash provided by operating activities	120,649	127,835

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(6,891)	(342)
Net cash used in investing activities	(6,891)	(342)

FINANCING ACTIVITIES
Proceeds from long-term debt	444,300	—
Repayment of long-term debt	(479,696)	(61,359)
Payment of debt issuance cost	(5,195)	(13)
Cash distributions	(59,518)	(59,502)
Net proceeds from issuance of General Partner units	451	—
Net cash used in financing activities	(99,658)	(120,874)
Effect of exchange rate changes on cash	(78)	149
Net increase in cash and cash equivalents	14,022	6,768
Cash and cash equivalents at the beginning of the period	52,583	43,525
Cash and cash equivalents at the end of the period	$66,605	$50,293

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APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, write-downs, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and the holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended September 30, 2021 (unaudited)	Three Months Ended June 30, 2021 (unaudited)
Net income (loss)	$13,527	$(10,925)
Add:
Depreciation	26,070	23,831
Write-down	—	29,421
Other non-cash items; amortization of deferred debt issuance cost	1,137	656
Other non-cash items; accrued revenue	357	353
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	—	179
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(18,559)	(17,622)
Distribution to Series A Preferred Units	(1,700)	(1,700)
Other non-cash items; deferred revenue	(228)	(228)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(1,966)	—
Distributable cash flow	$18,638	$23,965
Distributions declared	$18,168	$18,150
Distribution coverage ratio (1)	1.03	1.32

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

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EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, write-downs, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, write-downs and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,		Nine Months Ended,
(U.S. Dollars in thousands)	September 30, 2021 (unaudited)	September 30, 2020 (unaudited)	September 30, 2021 (unaudited)	September 30, 2020 (unaudited)
Net income (loss)	$13,527	$25,076	$30,743	$40,620
Interest income	(2)	—	(2)	(121)
Interest expense	7,243	6,558	21,419	25,532
Depreciation	26,070	22,453	73,585	67,277
Write-down	—	—	29,421	—
Income tax expense	109	1	373	7
EBITDA	46,947	54,088	155,539	133,315
Other financial items (a)	257	(760)	(4,984)	26,626
Adjusted EBITDA	$47,204	$53,328	$150,555	$159,941

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

·	the length and severity of the outbreak of COVID-19, including its impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

·	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

·	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

·	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and Class B units and to make distributions on its Series A Preferred Units and the amount of any such distributions;

·	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

·	KNOT Offshore Partners’ anticipated growth strategies;

·	the effects of a worldwide or regional economic slowdown;

·	turmoil in the global financial markets;

·	fluctuations in currencies and interest rates;

·	fluctuations in the price of oil;

·	general market conditions, including fluctuations in hire rates and vessel values;

·	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

·	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

·	the repayment of debt and settling of any interest rate swaps;

·	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

·	planned capital expenditures and availability of capital resources to fund capital expenditures;

·	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

·	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

·	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

·	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

·	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

·	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

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·	timely purchases and deliveries of newbuilds;

·	future purchase prices of newbuilds and secondhand vessels;

·	any impairment of the value of KNOT Offshore Partners’ vessels;

·	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

·	acceptance of a vessel by its charterer;

·	termination dates and extensions of charters;

·	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business, including the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020;

·	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

·	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

·	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

·	estimated future maintenance and replacement capital expenditures;

·	Marshall Islands economic substance requirements;

·	KNOT Offshore Partners’ ability to retain key employees;

·	customers’ increasing emphasis on climate, environmental and safety concerns;

·	potential liability from any pending or future litigation;

·	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·	future sales of KNOT Offshore Partners’ securities in the public market;

·	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

·	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2020 and subsequent annual reports on Form 20-F and reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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